Exhibit 99E


TO:               CANADA CUSTOMS AND REVENUE AGENCY
                  QUEBEC DEPARTMENT OF REVENUE

AND TO:           4113683 CANADA INC.

                  COMPUTERSHARE TRUST COMPANY OF CANADA

RE:               ARRANGEMENT INVOLVING CINAR CORPORATION

The undersigned hereby authorises 4113683 Canada Inc. and its successors to request, on behalf of the undersigned, a certificate under section 116 of the INCOME TAX ACT (Canada), as well as a certificate under section 1098 or section 1100 of the TAXATION ACT (Quebec), if applicable (collectively, the "Certificate"). For this purpose, the undersigned hereby authorises the Canada Customs and Revenue Agency and the Quebec Department of Revenue, if applicable, to disclose the name and address of the undersigned as well as the number and class of shares in the capital stock of CINAR beneficially owned by the undersigned on a list of non-resident shareholders which will be annexed to the Certificate and the undersigned hereby consents that this list be provided to 4113683 Canada Inc. (and its successors) and Computershare Trust Company of Canada, as depositary, as well as to all CINAR shareholders named therein, or their authorised representatives, the whole pursuant to subsection 241(5) of the INCOME TAX ACT (Canada) and section 69 of the MINISTERE DU REVENU ACT (Quebec).

YOU MUST ATTACH TO THIS AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS. FOR INDIVIDUALS, THIS MAY CONSIST OF A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN OR A LETTER FROM THE UNITED STATES INTERNAL REVENUE SERVICE CONFIRMING YOUR UNITED STATES RESIDENCY STATUS. IF YOU ARE A CORPORATION, YOU MUST ATTACH COPIES OF YOUR CHARTER AND YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF ON THE DISPOSITION OF YOUR CINAR SHARES YOU WILL REALIZE A LOSS, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THIS AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION TO SUBSTANTIATE THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

DATED this             day of                       2004.


                                   SIGNATURE


                                   Title (if not an individual)


                                   NAME OF SHAREHOLDER